Exhibit 99.1

Enthusiast Gaming Announces Settlement of Deferred Payments

Company Extends Private Placement Offer to Dissident Shareholder, Reschedules AGM

LOS ANGELES, June 03, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX:EGLX), (“Enthusiast Gaming” or the “Company”), an integrated gaming entertainment company, is pleased to announce that on June 2, 2022, the Company settled certain deferred and earn-out payments in connection with its acquisitions of Addicting Games, Inc. (“Addicting Games”), Outplayed Inc. (“Outplayed”), and Vedatis SAS (“Vedatis”), through the issuance of an aggregate of 16,168,836 common shares at an implied weighted average value of US$2.47 per share.

The Addicting Games deferred payments, Outplayed deferred and earn-out payments and Vedatis deferred payment (collectively, the “Vendor Obligations”) represented a total liability for the Company of more than US$40 million to be paid over a period lasting until December 2023, with the Vedatis 750,000 payment due in May 2022 and the first Addicting Games US$7 million payment due in September 2022.

The Company had engaged in negotiations with the vendors over recent months with respect to the payment of the Vendor Obligations in a manner that conserves the Company’s cash position and minimizes exposure to trading price volatility in the Company’s common shares. The Outplayed earn-out shares specifically formed part of the negotiations due to Outplayed’s post-closing site traffic performance consistently meeting or exceeding the targets for such earn-out payments. Such negotiations culminated in the execution of amending agreements to the purchase agreements with respect to Addicting Games and Outplayed, pursuant to which the Vendor Obligations in respect of Addicting Games and Outplayed were settled through the issuance of a total of approximately 4.32 million common shares to the vendors of Addicting Games at an implied value of US$2.50 per share and the issuance of a total of approximately 11.5 million common shares to the vendors of Outplayed at an implied value of US$2.52 per share, in each case representing a premium to the closing price of the common shares as at June 1, 2022, of US$2.29 per share. The Company also settled the Vendor Obligations in respect of Vedatis through the issuance of a total of 348,852 common shares to the vendors of Vedatis at C$2.90 per share in accordance with the terms of the Vedatis purchase agreement (unamended).

Other than applicable securities law resale restrictions (including a four-month hold period), the common shares issued to the vendors of Addicting Games in settlement of their Vendor Obligations are not subject to any contractual lock-up restrictions, and the common shares previously issued to such vendors on closing of the acquisition will be released from their contractual lock-up on the first anniversary of the closing. In addition to applicable securities law resale restrictions (including a four-month hold period), the common shares issued to the founders of Outplayed in settlement of their Vendor Obligations are subject to contractual lock-up restrictions of 50% released after 120 days and 50% released after 240 days, while the non-founder vendors are not subject to any contractual lock-up restrictions. In addition, the common shares previously issued to the non- founder vendors of Outplayed on closing of the acquisition have been released from their contractual lock-up as part of the amending agreement for Outplayed. In addition to applicable securities law resale restrictions (including a four-month hold period), the common shares issued to the vendors of Vedatis in settlement of their Vendor Obligations are subject to contractual lock-up restrictions of 1/3 released after each of 6 months, 12 months, and 18 months after the first anniversary of the closing.

“We are excited that both Addicting Games and Outplayed have decided to convert what could have been a cash obligation into common shares of Enthusiast Gaming, which demonstrates their confidence in the entire company’s vision and goal of being the leading destination for gamers and esports fans,” said John Albright, Lead Director of Enthusiast Gaming.

Private Placement Offer to Dissident Shareholder

To ensure that dissident shareholder Greywood Investments, LLC does not assert that such share issuances in settlement of the Vendor Obligations prejudices its potential proxy contest, the Company has unconditionally offered the dissident shareholder the option to acquire common shares of the Company in an amount sufficient to maintain its pro rata interest after giving effect to the announced share issuances. The Company has offered the dissident shareholder the opportunity to acquire up to 1,663,736 common shares, on a private placement basis, at a subscription price of C$2.91 (the equivalent of approximately US$2.29 based on the USD/CAD exchange rate on June 1, 2022) per share, being equal to the market price (as defined in the TSX Company Manual) of the common shares calculated as at June 1, 2022.

Postponement of AGM

In addition, Enthusiast Gaming announces that it has received approval from the Toronto Stock Exchange to hold its 2022 annual meeting on or before August 30, 2022, in order to allow sufficient time for the Company to review and respond to the dissident shareholder’s proposals and to provide proper information to all shareholders in advance of the meeting. The board of directors of the Company has resolved to postpone the annual meeting of shareholders to July 19, 2022, with an updated record date of June 10, 2022, and will file an amended notice of meeting and record date on its SEDAR profile in due course. Shareholders are not required to take any action at this time. Shareholders will receive detailed information about how to vote and the matters presented at the meeting in a management information circular to be sent to shareholders in advance of the meeting.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
derek@providentcomms.com

343-422-5606

Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements relating to issuance of shares on the terms stipulated to the vendors of Addicting Games and Outplayed, certain lock-up periods in connection with the share issuances, and the date of the 2022 annual meeting and related record date. Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.